FORM 6-K
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

April 25, 2003

Commission File Number 001-31335

AU Optronics Corp.
(Translation of registrant’s name into English)

No. 1 Li-Hsin Road 2
Science-Based Industrial Park
Hsinchu, Taiwan
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F  X   Form 40-F ___

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):
____

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):
____

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country“), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ___ No   X

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-
Not applicable

INDEX TO EXHIBITS

Item

1.	Taiwan Stock Exchange filing entitled, “FY 2002 Audited Consolidated Financial Statements”, dated April 24, 2003.
2.	Taiwan Stock Exchange filing entitled, “FY 2002 Audited Unconsolidated Financial Statements”, dated April 24, 2003.
3.	Taiwan Stock Exchange filing entitled, “ FY 2003 Audited Financial Forecast”, dated April 24, 2003
4.	Investor Conference Materials entitled, “AU Optronics 2003 1st Quarter Results”, dated April 24, 2003
5.	Taiwan Stock Exchange filing entitled, “The Board Resolution to amend the agenda of 2003 Annual General Shareholders' Meeting”, dated April 24, 2003
6.	Press release entitled, “AU Optronics Announces 1Q03 Results with Consolidated Net Sales of NT$18,263 Million and Net Income of NT$179 Million ”, dated April 24, 2003
7.	Press release entitled, “AU Optronics Announces 2003 Financial Forecast”, dated April 24, 2003

Signatures

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

AU Optronics Corp.

Date: April 24, 2003	By:	/s/ Max Weishun Cheng
Name: Max Weishun Cheng Title: Chief Financial Officer

Item 1

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets

December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars except par value)

	2002		2001
	Amount	%	Amount	%
Assets
Current assets:
Cash and cash equivalents	$ 25,957,194	20	6,496,268	6
Short-term investments	3,231,835	2	5,026,543	5
Notes and accounts receivable, net	6,415,061	5	6,592,977	6
Receivables from related parties	3,646,403	3	2,428,680	2
Inventories	8,509,570	7	9,035,995	9
Prepayments and other current assets	1,396,120	1	852,770	1
Net deferred tax assets	673,829	1	82,468	-

Total current assets	49,830,012	39	30,515,701	29

Long-term investments	84,330	-	48,581	-

Property, plant and equipment:
Land	199,176	-	499,797	1
Buildings	10,466,989	8	10,493,783	10
Machinery and equipment	70,940,502	55	57,976,432	56
Leasehold improvements and other equipment	3,208,361	3	2,315,771	2

	84,815,028	66	71,285,783	69
Less: accumulated depreciation and amortization	(25,666,631)	(20)	(14,558,288)	(14)
Construction in progress	1,811,779	1	39,180	-
Prepayment for purchases of land and equipment	10,085,107	8	8,902,928	9

Net property, plant and equipment	71,045,283	55	65,669,603	64

Intangible assets	2,984,455	2	3,069,633	3

Other assets:
Leased assets, net	1,620,792	1	-	-
Deferred charges	642,374	1	587,021	1
Net deferred tax assets	1,848,180	1	2,439,541	2
Refundable deposits	1,018,127	1	894,077	1
Miscellaneous	97,849	-	176,238	-

Total other assets	5,227,322	4	4,096,877	4

Total assets	$ 129,171,402	100	103,400,395	100

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Balance Sheets (continued)

December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars except par value)

	2002		2001
	Amount	%	Amount	%
Liabilities and Stockholders' Equity
Current liabilities:
Short-term borrowings	$ 770,444	1	2,095,008	2
Commercial paper	-	-	449,321	-
Accounts payable	11,131,568	9	9,590,359	9
Payables to related parties	560,605	-	493,407	1
Accrued expenses and other current liabilities	1,983,605	2	1,390,467	1
Equipment and construction in progress payable	1,265,983	1	672,743	1
Current installments of long-term liabilities	9,492,110	7	4,804,110	5

Total current liabilities	25,204,315	20	19,495,415	19

Long-term liabilities:
Convertible bonds payable excluding current installments	1,286,882	1	10,028,796	10
Bonds payable	996,000	1	1,992,000	2
Long-term borrowings excluding current installments	22,457,152	17	23,688,330	23
Long-term commercial paper excluding current installments	1,287,611	1	4,168,654	4

Total long-term liabilities	26,027,645	20	39,877,780	39

Other liabilities:
Accrued pension liabilities	87,192	-	77,294	-
Guarantee deposits	24,206	-	2,621	-

Total other liabilities	111,398	-	79,915	-

Total liabilities	51,343,358	40	59,453,110	58

Stockholders' equity:
Capital stock:
Common stock, NT$10 par value	40,241,945	31	29,705,816	29
Certificates exchangeable for common stock	1,012	-	-	-

	40,242,957	31	29,705,816	29

Capital surplus	31,718,116	24	17,998,396	17

Retained earnings:
Legal reserve	-	-	232,014	-
Unappropriated earnings (accumulated deficit)	6,022,669	5	(3,997,843)	(4)

	6,022,669	5	(3,765,829)	(4)

Cumulative translation adjustment	27,151	-	8,902	-

Treasury stock	(182,849)	-	-	-

Total stockholders' equity	77,828,044	60	43,947,285	42

Total Liabilities and Stockholders' Equity	$ 129,171,402	100	103,400,395	100

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Operations

Years ended December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2002		2001
	Amount	%	Amount	%
Net sales	$75,689,165	100	37,588,625	100
Cost of goods sold	63,606,190	84	40,373,595	107

Gross profit (loss)	12,082,975	16	(2,784,970)	(7)

Operating expenses :
Selling	520,016	1	446,233	1
Administrative	1,615,959	2	1,203,355	3
Research and development	2,233,119	3	1,856,087	5

	4,369,094	6	3,505,675	9

Total operating income (loss)	7,713,881	10	(6,290,645)	(16)

Non-operating income:
Interest income	280,410	1	82,480	-
Gain on sale of short-term investments	-	-	8,761	-
Foreign currency exchange gain, net	-	-	484,165	1
Other income	261,409	-	128,549	-

	541,819	1	703,955	1

Non-operating expenses and losses:
Interest expense	1,231,514	2	1,120,788	3
Short-term investment devaluation loss	650,626	1	-	-
Investment loss recognized by equity method	10,475	-	8,059	-
Foreign currency exchange loss, net	210,815	-	-	-
Other loss	129,510	-	29,014	-

	2,232,940	3	1,157,861	3

Income (loss) before income tax	6,022,760	8	(6,744,551)	(18)
Income tax expense (benefit)	91	-	(34,321)	-

Net income (loss)	$ 6,022,669	8	(6,710,230)	(18)

	Pre-tax	After-tax	Pre-tax	After-tax

Earnings per common share:
Basic earnings per common share	$ 1.65	1.65	(2.35)	(2.34)

Diluted earnings per common share	$ 1.59	1.58

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars, except for per share data)

	Capital Stock			Retained Earnings
	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Uuapprop- priated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock
Balance at January 1, 2001	$23,849,451	-	16,602,236	55,898	2,256,432	1,215	-
Issuance of common stock for cash	3,773,365	-	4,126,635	-	-	-	-
Appropriation for legal reserve	-	-	-	176,116	(176,116)	-	-
Transfer of retained earnings to common stock	1,375,000	-	-	-	(1,375,000)	-	-
Transfer of employees' profit sharing to common stock	83,000	-	-	-	(83,000)	-	-
Directors' and supervisors' remuneration	-	-	-	-	(8,303)	-	-
Transfer of capital surplus to common stock	625,000	-	(625,000)	-	-	-	-
Net loss for 2001	-	-	-	-	(6,710,230)	-	-
Net loss of Unipac transferred to capital surplus	-	-	(2,105,475)	-	2,098,374	(2,937)	-
Cumulative translation adjustment	-	-	-	-	-	10,624	-

Balance at December 31, 2001	29,705,816	-	17,998,396	232,014	(3,997,843)	8,902	-
Issuance of common stock for cash	5,000,000	-	14,170,256	-	-	-	-
Transfer of legal reserve to unappropriated earnings	-	-	-	(232,014)	232,014	-	-
Transfer of capital surplus to unappropriated earnings	-	-	(3,765,829)	-	3,765,829	-	-
Net income for 2002	-	-	-	-	6,022,669	-	-
Purchase of treasury stock	-	-	-	-	-	-	(182,849)
Cumulative translation adjustment	-	-	-	-	-	18,249	-
Convertible bonds converted to common stock	5,536,129	1,012	3,315,293	-	-	-	-

Balance at December 31, 2002	$40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP. AND SUBSIDIARIES

Consolidated Statements of Cash Flows

Years ended December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars)

	2002	2001

Cash flows from operating activities:
Net income (loss)	6,022,669	(6,710,230)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	12,989,922	8,880,322
Provision for redemption of convertible bonds and amortizing of commercial paper discount	114,548	71,691
Loss from disposal of property, plant and equipment, and provision for allowance for doubtful
accounts	29,127	10,552
Investment loss	661,101	8,059
Provision for inventory devaluation	-	235,094
Unrealized exchange loss (gain), net	348,155	(270,375)
Increase in notes and accounts receivable (including related parties)	(1,203,910)	(5,930,234)
Decrease (increase) in inventories	526,425	(2,124,168)
Increase in prepayments and other current assets	(484,340)	(157,868)
Increase in deferred tax assets	-	(36,792)
Increase in notes and accounts payable (including related parties)	1,321,956	7,339,717
Increase (decrease) in accrued expenses and other current liabilities	486,166	(138,204)
Increase in accrued pension liabilities	9,898	38,190

Net cash provided by operating activities	20,821,717	1,215,754

Cash flows from investing activities:
Decrease (increase) in short-term investments	1,144,082	(786,502)
Acquisition of property, plant and equipment	(18,035,305	(13,987,290)
Proceeds from disposal of property, plant and equipment	78,719	1,514
Increase in long-term equity investments	(46,586)	-
Decrease in restricted cash in bank	97,342	74,549
Increase in intangible assets	(840,787)	(338,495)
Increase in other assets	(522,419)	(263,257)

Net cash used in investing activities	(18,124,954)	(15,299,481)

Cash flows from financing activities:
Decrease in short-term borrowings	(1,815,517)	(5,290,961)
Increase (decrease) in guarantee deposits	21,585	(74,099)
Repayment of long-term borrowings and bonds payable	(5,104,110)	(529,909)
Increase in long-term borrowings	4,664,932	14,800,000
Purchase of treasury stock	(182,849)	-
Issuance of common stock for cash	19,170,256	7,900,000
Bond issuance costs	-	(7,219)
Directors' and supervisors' remuneration	-	(18,341)

Net cash provided by financing activities	16,754,297	16,779,471

Effect of exchange rate change on cash	9,866	5,205

Net increase in cash and cash equivalents	19,460,926	2,700,949
Cash and cash equivalents at beginning of year	6,496,268	3,795,319

Cash and cash equivalents at end of year	25,957,194	6,496,268

Supplementary disclosures of cash flow information:
Cash paid for interest expense	$ 1,253,983	1,079,709

Cash paid for income taxes	$ 19,343	4,986

Additions to property, plant and equipment:
Increase in property, plant and equipment	$ 18,589,628	12,778,584
Decrease (increase) in equipment acquisitions payable	(554,323)	1,208,706

Cash paid	$ 18,035,305	13,987,290

Supplementary disclosure of non-cash investing and financing activities
Current installments of long-term liabilities	$ 9,492,110	4,804,110

Convertible bonds applying for conversion	$ 8,852,434	-

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets

December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars)

	2002		2001
Assets	Amount	%	Amount	%
Current assets:
Cash and cash equivalents	$ 25,659,031	20	6,442,931	6
Short-term investments	3,181,835	3	5,026,543	5
Notes and accounts receivable, net	5,287,285	4	6,560,672	6
Receivables from related parties	4,872,643	4	2,482,100	2
Inventories	8,018,867	6	9,035,995	9
Prepayments and other current assets	1,342,103	1	822,947	1
Deferred tax assets	673,829	1	82,468	-

Total current assets	49,035,593	39	30,453,656	29

Long-term investments	1,114,941	1	259,239	-

Property, plant and equipment:
Land	199,176	-	499,797	-
Buildings	9,969,307	8	10,493,783	10
Machinery and equipment	69,250,413	55	57,976,432	56
Other equipment	3,050,299	2	2,310,154	2

	82,469,195	65	71,280,166	68
Less: accumulated depreciation	(25,517,927)	(20)	(14,557,938)	(14)
Construction in progress	1,375,553	1	39,180	-
Prepayment for purchases of land and equipment	10,051,761	8	8,762,136	9

Net property, plant and equipment	68,378,582	54	65,523,544	63

Intangible assets - patents	2,984,455	2	3,069,633	3

Other assets
Leased assets, net	1,620,792	1	-	-
Miscellaneous	45,649	-	26,696	-
Deferred charges	527,765	1	568,812	1
Deferred tax assets	1,848,180	1	2,439,541	3
Restricted cash in bank	52,200	-	149,542	-
Refundable deposits	1,013,391	1	892,529	1

Total other assets	5,107,977	4	4,077,120	5

Total assets	$ 126,621,548	100	103,383,192	100

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Balance Sheets (continued)

December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars except par value)

	2002		2001
Liabilities and Stockholders' Equity	Amount	%	Amount	%
Current liabilities:
Short-term borrowings	-	-	2,095,008	2
Commercial paper	-	-	449,321	-
Accounts payable	9,740,068	8	9,585,942	9
Payables to related parties	1,484,526	1	499,607	-
Accrued expenses and other current liabilities	1,889,386	1	1,385,420	2
Equipment and construction in progress payable	913,638	1	659,670	1
Current installments of long-term liabilities	9,492,110	8	4,804,110	5

Total current liabilities	23,519,728	19	19,479,078	19

Long-term liabilities:
Convertible bonds payable excluding current installments	1,286,882	1	10,028,796	10
Bonds payable	996,000	1	1,992,000	2
Long-term borrowings excluding current installments	21,592,220	17	23,688,330	23
Long-term commercial paper excluding current installments	1,287,611	1	4,168,654	4

Total long-term liabilities	25,162,713	20	39,877,780	39

Other liabilities	111,063	-	79,049	-

Total liabilities	48,793,504	39	59,435,907	58

Stockholders' equity:
Capital stock, NT$10 par value:
Common stock	40,241,945	32	29,705,816	29
Certificates exchangeable for common stock	1,012	-	-	-

	40,242,957	32	29,705,816	29

Capital surplus:
Premiums on capital stock	25,020,255	19	10,850,000	10
Excess from conversion of convertible bonds	3,315,294	3	-	-
Gain on disposal of property plant and equipment	-	-	99	-
Excess from merger	3,382,567	3	7,148,297	7

	31,718,116	25	17,998,396	17

Retained earnings:
Legal reserve	-	-	232,014	-
Unappropriated retained earnings (accumulated deficit)	6,022,669	4	(3,997,843)	(4)

	6,022,669	4	(3,765,829)	(4)

Cumulative translation adjustment	27,151	-	8,902	-

Treasury stock	(182,849)	-	-	-

Total stockholders' equity	77,828,044	61	43,947,285	42

Total Liabilities and Stockholders' Equity	$ 126,621,548	100	103,383,192	100

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Operations

Years ended December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars, except for per share data)

	2002		2001
	Amount	%	Amount	%
Net sales	$75,507,279	100	37,588,625	100
Cost of goods sold	62,766,229	83	40,373,595	107

Gross profit (loss)	12,741,050	17	(2,784,970)	(7)

Operating expenses:
Selling	500,298	-	438,223	1
Administrative	1,400,729	2	1,203,301	3
Research and development	2,233,119	3	1,856,087	5

	4,134,146	5	3,497,611	9

Total operating income (loss)	8,606,904	12	(6,282,581)	(16)

Non-operating income:
Interest income	275,413	-	81,029	-
Cash dividend	-	-	32,371	-
Foreign currency exchange gain, net	-	-	484,275	1
Other income	256,695	-	103,534	-

	532,108	-	701,209	1

Non-operating expenses and losses:
Interest expense	1,218,939	2	1,120,788	3
Short-term investment permanent impairment loss	650,626	1	-	-
Investment loss recognized by equity method	896,278	1	13,376	-
Loss on sale of investments	59,163	-	-	-
Foreign currency exchange loss, net	223,179	-	-	-
Other loss	68,130	-	29,015	-

	3,116,315	4	1,163,179	3

Income (loss) before income tax	6,022,697	8	(6,744,551)	(18)
Income tax expense (benefit)	28	-	(34,321)	-

Net income (loss)	6,022,669	8	(6,710,230)	(18)

	Pre-tax	After-tax	Pre-tax	After-tax

Earnings per common share:
Basic earnings per common share	$ 1.65	1.65	(2.35)	(2.34)

Diluted earnings per common share	$ 1.59	1.58

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Changes in Stockholders’ Equity

Years ended December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars)

	Capital Stock			Retained Earnings
	Common stock	Certificates exchangeable for common stock	Capital surplus	Legal reserve	Uuapprop- priated earnings (accumulated deficit)	Cumulative translation adjustment	Treasury stock	Total
Balance at January 1, 2001	$23,849,451	-	16,602,236	55,898	2,256,432	1,215	-	42,765,232
Issuance of common stock for cash	3,773,365	-	4,126,635	-	-	-	-	7,900,000
Appropriation for legal reserve	-	-	-	176,116	(176,116)	-	-	-
Transfer of retained earnings to common stock	1,375,000	-	-	-	(1,375,000)	-	-	-
Transfer of employees' profit sharing to common stock	83,000	-	-	-	(83,000)	-	-	-
Directors' and supervisors' remuneration	-	-	-	-	(8,303)	-	-	(8,303)
Transfer of capital surplus to common stock	625,000	-	(625,000)	-	-	-	-	-
Net loss for 2001	-	-	-	-	(6,710,230)	-	-	(6,710,230)
Net loss of Unipac transferred to capital surplus	-	-	(2,105,475)	-	2,098,374	(2,937)	-	(10,038)
Cumulative translation adjustment	-	-	-	-	-	10,624	-	10,624

Balance at December 31, 2001	29,705,816	-	17,998,396	232,014	(3,997,843)	8,902	-	43,947,285
Issuance of common stock for cash	5,000,000	-	14,170,256	-	-	-	-	19,170,256
Transfer of legal reserve to unappropriated earnings	-	-	-	(232,014)	232,014	-	-	-
Transfer of capital surplus to unappropriated earnings	-	-	(3,765,829)	-	3,765,829	-	-	-
Net income for 2002	-	-	-	-	6,022,669	-	-	6,022,669
Purchase of treasury stock	-	-	-	-	-	-	(182,849)	(182,849)
Cumulative translation adjustment	-	-	-	-	-	18,249	-	18,249
Convertible bonds converted to common stock	5,536,129	1,012	3,315,293	-	-	-	-	8,852,434

Balance at December 31, 2002	$40,241,945	1,012	31,718,116	-	6,022,669	27,151	(182,849)	77,828,044

English Translation of Financial Statements Originally Issued in Chinese

AU OPTRONICS CORP.

Statements of Cash Flows

Years ended December 31, 2002 and 2001
(Expressed in thousands of New Taiwan dollars)

	2002	2001

Cash flows from operating activities:
Net income (loss)	$ 6,022,669	(6,710,230)
Adjustments to reconcile net income (loss) to net cash provided by operating activities:
Depreciation and amortization	12,829,963	8,955,967
Provision for redemption of convertible bonds and amortizing of commercial paper
discount	114,548	71,691
Loss from disposal of property, plant and equipment, and provision for allowance for
doubtful accounts	9,017	23,082
Provision for inventory devaluation	-	235,094
Unrealized exchange loss (gain), net	348,155	(270,375)
Investment loss	1,546,904	13,376
Increase in notes and accounts receivable (including related parties)	(1,261,812)	(5,951,350)
Decrease (increase) in inventories	1,017,128	(2,124,168)
Increase in prepayments and other current assets	(460,092)	(128,141)
Increase in deferred tax assets	-	(36,792)
Increase in notes and accounts payable (including related parties)	852,594	7,341,500
Increase (decrease) in accrued expenses and other current liabilities	396,994	(146,279)
Increase in accrued pension liabilities	9,898	38,190

Net cash provided by operating activities	21,425,966	1,311,565

Cash flows from investing activities:
Decrease (increase) in short-term investments	1,194,082	(786,502)
Acquisition of property, plant and equipment	(15,909,900)	(13,867,201)
Proceeds from disposal of property, plant and equipment	290,474	1,514
Increase in long-term equity investments	(1,733,731)	(179,384)
Decrease in restricted cash in bank	97,342	74,549
Increase in deferred charges and intangible assets	(1,135,495)	(673,495)
Decrease (increase) in refundable deposits	(120,862)	8,351

Net cash used in investing activities	(17,318,090)	(15,422,168)

Cash flows from financing activities:
Decrease in short-term borrowings	(2,585,961)	(5,290,961)
Increase (decrease) in guarantee deposits	22,116	(74,965)
Repayment of long-term borrowings and bonds payable	(5,104,110)	(529,909)
Increase in long-term borrowings	3,800,000	14,800,000
Purchase of treasury stock	(182,849)	-
Issuance of common stock for cash	19,170,256	7,900,000
Directors' and supervisors' remuneration	-	(18,341)

Net cash provided by financing activities	15,119,452	16,785,824

Effect of exchange rate change on cash	(11,228)	5,205

Net increase in cash and cash equivalents	19,216,100	2,680,426
Cash and cash equivalents at beginning of year	6,442,931	3,762,505

Cash and cash equivalents at end of year	25,659,031	6,442,931

Supplementary disclosures of cash flow information:
Cash paid for interest expense (excluding capitalized interest)	$ 1,242,947	1,079,709

Cash paid for income taxes	$ 19,280	4,986

Additions to property, plant and equipment:
Increase in property, plant and equipment	$ 16,124,951	12,651,390
Decrease (increase) in equipment acquisitions payable	(215,051)	1,215,811

Cash paid	$ 15,909,900	13,867,201

Supplementary disclosure of non-cash investing and financing activities
Current installments of long-term liabilities	$ 9,492,110	4,804,110

Convertible bonds applying for conversion	$ 8,852,434	-

Item 2

AU OPTRONICS CORP.
UNCONSOLIDATED BALANCE SHEET
As of Mar 31, 2003 and 2002
(Figures in Millions of New Taiwan dollars (NTD) and U.S. dollars (USD))

	As of Mar 31, 2003				As of Mar 31, 2002		YoY

ASSETS	USD	NTD	%		NTD	%	Change	%

Cash and Cash Equivalents	509	17,701	14.3		4,274	4.2	13,428	314.2
Short-term Investment	92	3,182	2.6		3,982	3.9	(799)	(20.1)
Notes & Accounts Receivables	336	11,682	9.4		12,556	12.2	(874)	(7.0)
n I ventories	213	7,393	6.0		8,231	8.0	(838)	(10.2)
Other Current Assets	57	1,993	1.6		900	0.9	1,093	121.4

Total Current Assets	1,207	41,952	33.9		29,943	29.1	12,009	40.1

Long-term Investments	49	1,695	1.4		762	0.7	933	122.3

Fixed Assets	2,896	100,619	81.2		82,291	80.1	18,328	22.3
Less Accumulated Depreciation	(817)	(28,379)	(22.9)		(17,140)	(16.7)	(11,239)	65.6

Net Fixed Assets	2,079	72,240	58.3		65,151	63.4	7,090	10.9

Other Assets	230	7,994	6.4		6,877	6.7	1,117	16.2

Total Assets	3,565	123,881	100.0		102,733	100.0	21,148	20.6

LIABILITIES

Accounts Payable	354	12,310	9.9		11,858	11.5	452	3.8
Current Installments of Long-term Liabilities	273	9,486	7.7		5,768	5.6	3,717	64.4
Other Current Liabilities	50	1,740	1.4		1,726	1.7	14	0.8

Total Current Liabilities	677	23,535	19.0		19,352	18.8	4,183	21.6

Long-term Borrowings	583	20,242	16.4		22,717	22.1	(2,475)	(10.9)
Long-term Commercial Paper	0	0	0	. 0	2,774	2.7	(2,774)	(100.0)
Bonds and Convertible Bonds Payable	58	2,016	1.6		7,347	7.2	(5,331)	(72.6)
Other Long-term Liabilities	4	123	0.1		88	0.1	35	40.3

Total Liabilities	1,322	45,916	37.1		52,278	50.9	(6,362)	(12.2)

SHAREHOLDERS' EQUITY

Common Stock	1,159	40,259	32.5		32,520	31.7	7,739	23.8
Capital Surplus	913	31,728	25.6		19,657	19.1	12,071	61.4
Retained Earnings	178	6,202	5.0		(1,732)	(1.7)	7,933	(458.2)
Cumulative Translation Adjustment	0	28	0.0		9	0.0	18	196.9
Treasury Stock	(7)	(251)	(0.2)		0	0.0	(251)	0.0

Total Stockholders' Equity	2,243	77,965	62.9		50,455	49.1	27,510	54.5

Total Liabilities & Stockholders' Equity	3,565	123,881	100.0		102,733	100.0	21,148	20.6

Note: New Taiwan dollars amounts have been translated into U.S. dollars at the rate of NT$ 34.75 per U.S. dollar at the end of Mar, 2003

AU OPTRONICS CORP.
UNCONSOLIDATED INCOME STATEMENT
For the Three Months Ended Mar 31, 2003 and 2002 and Dec 31, 2002
(Expressed in Millions New Taiwan Dollars (NTD) and U.S. Dollars (USD)
Except for Per Share Data and Shares Outstanding)

		Year over Year Comparison					Sequential Comparison

	1Q 2003		% of	1Q 2002	YoY	1Q 2003		% of	4Q 2002	QoQ
	USD	NTD	Sales	NTD	Chg %	USD	NTD	Sales	NTD	Chg %

Net Sales	494	17,115	100.0	19,749	(13.3)	494	17,115	100.0	15,964	7.2
Cost of Goods Sold	447	15,491	90.5	16,442	(5.8)	447	15,491	90.5	14,912	3.9

Gross Profit (Loss)	47	1,624	9.5	3,307	(50.9)	47	1,624	9.5	1,052	54.4

Operating Expenses
Selling	5	151	0.9	106	42.9	5	151	0.9	106	42.6
Administrative	14	478	2.8	329	45.1	14	478	2.8	392	21.7
Research and Development	17	598	3.5	489	22.3	17	598	3.5	603	(0.9)

Total Operating Expenses	36	1,227	7.2	924	32.8	36	1,227	7.2	1,102	11.4

Total Operating Income (Loss)	11	397	2.3	2,383	(83.3)	11	397	2.3	(50)	(891.0)

Net Non-Operating Income (Expenses)	(6)	(218)	(1.3)	(349)	(37.5)	(6)	(218)	(1.3)	(727)	(70.0)

Income (Loss) before Income Tax	5	179	1.0	2,034	(91.2)	5	179	1.0	(778)	-

Income Tax (Expense) Benefit	0	0	0.0	0	0.0	0	0	0.0	0	-

Net Income (Loss)	5	179	1.0	2,034	(91.2)	5	179	1.0	(778)	-

Basic Earnings (Loss) Per Share	0.0013	0.04		0.63	(92.9)	0.0013	0.04		(0.21)	-

Basic Earnings (Loss) Per ADS	0.0129	0.45		6.34	(93.0)	0.0129	0.45		(2.14)	-

Weighted Average Number		4,014		3,206			4,014		3,640
of Shares Outstanding ('M)

Note:	(1)	New Taiwan dollars amounts have been translated into U.S. dollars at the weighted average rate of NT$34.648 per U.S. dollar for the first quarter of 2003
	(2)	1 ADR equals 10 ordinary shares

AU OPTRONICS CORP.
UNCONSOLIDATED STATEMENT OF CASH FLOWS
For the 3 Months Ended Mar 31, 2003 and 2002
(Figures in Million of New Taiwan dollars (NTD) and U.S. dollars (USD))

	2003			2002

	USD	NTD		NTD

Cash Flows from Operating Activities:
Net Income	5	179		2,034
Depreciation & Amortization	98	3,403		2,917
Provision (Reversal) for Inventory Devaluation	0	0		(35)
Long-term Investment Loss under Equity Method	0	1	0	22
Changes in Working Capital & Others	(44)	(1,516)		(1,427)

Net Cash Provided by (Used in) Operating Activities	60	2,076		3,510

Cash Flows from Investing Activities:
Decrease (Increase) in Short-term Investments	(4)	(154)		1,045
Acquisition of Property, Plant and Equipment	(180)	(6,269)		(2,063)
Proceeds from Disposal of Property, Plant and Equipment	6	213		44
Increase in Long-term Equity Investments	(13)	(436)		(524)
Decrease (Increase) in Restricted Cash in Bank	1	2	0	80
Increase in Intangible Assets	(15)	(524)		(63)
Decrease (Increase) in Other Assets	2	77		(1)

Net Cash Used in Investing Activities	(204)	(7,073)		(1,482)

Cash Flows from Financing Activities:
Decrease in Short-term Borrowings	0	0		(2,544)
Increase in Guarantee Deposits	0	0		0
Increase (Decrease) in Long-term Borrowings	(83)	(2,899)		(1,655)
Issuance of Common Stock for Cash	0	0		0
Directors' and Supervisors' Remuneration	0	0		0
Increase in Treasury Stock	(2)	(68)		0

Net Cash Provided by Financing Activities	(85)	(2,967)		(4,199)

Effect of Exchange Rate Change on Cash	0	6		1

Net Increase (Decrease) in Cash and Cash Equivalents	(229)	(7,958)		(2,169)

Cash and Cash Equivalents at Beginning of Period	738	25,659		6,443
Cash and Cash Equivalents at End of Period	509	17,701		4,274

Note: New Taiwan dollars amounts have been translated into U.S. dollars at end the rate of NT$34.75 per U.S. dollar at the of Mar, 2003

Item 3

AU Optronics Corp.
April 24, 2003
English Language Summary

Subject:	FY 2003 Audited Financial Forecast
Regulation:	Published pursuant to Article 2-13 of the Taiwan Stock Exchange’s Operating Procedures for the Publication of Material Information by Listed Companies

Content:

1)	Fiscal year of the financial forecast: 2003
2)	Date of preparation, correction, updating of the financial forecast: 2003/04/24
3)	Reason for preparation of the financial forecast: 1.Cumulative changes reached one-third or more within the same term of the Board; 2. Within 3 years after the year of IPO; 3. Rights issue in 2002
4)	Name of the reviewing CPA and date of review: Alfred S. H. Wei and Alfred Chen of KPMG Certified Public Accountants on April 21, 2003.
5)	Date of the board of directors resolution: 2003/04/24
6)	Date of public announcement: 2003/04/24
7)	Monetary amounts of major accounting items of the balance sheet and income statement:

Balance Sheet	2003 (Forecast)	2002 (Actual)	2001 (Actual)
Current assets	$ 36,884,194	49,035,593	30,453,656
Long-term investments	2,115,589	1,114,941	259,239
Net property, plant and equipment	91,105,339	68,378,582	65,523,544
Intangible assets - patents	2,278,039	2,984,455	3,069,633
Other assets	4,781,396	5,107,977	4,077,120
Current liabilities	28,162,820	23,519,728	19,479,078
Long-term liabilities	30,330,660	25,162,713	39,877,780
Other liabilities	111,135	111,063	79,049
Common stock	42,702,050	40,242,957	29,705,816
Capital surplus	31,729,742	31,718,116	17,998,396
Retained earnings:	4,100,999	6,022,669	(3,765,829)
Cumulative translation adjustment	27,151	27,151	8,902
Treasury stock	-	(182,849)	-
Total assets	137,164,557	126,621,548	103,383,192
Total liability	58,604,615	48,793,504	59,435,907
Total stockholders’ equity	78,559,942	77,828,044	43,947,285
Net worth per share

Income Statement	2003 (Forecast)	2002 (Actual)	2001 (Actual)
Net sales	$ 89,840,100	75,507,279	37,588,625
Cost of goods sold	80,455,539	62,766,229	40,373,595
Gross profit (loss)	9,384,561	12,741,050	(2,784,970)
Operating expenses:	5,712,692	4,134,146	3,497,611
Operating income (loss)	3,671,869	8,606,904	(6,282,581)
Non-operating income:	278,375	532,108	701,209
Non-operating expenses and losses:	1,370,244	3,116,315	1,163,179
Income (loss) before income tax	2,580,000	6,022,697	(6,744,551)
Income tax expense (benefit)	-	28	(34,321)
Net income (loss)	2,580,000	6,022,669	(6,710,230)

8)	Reason for the correction or update and monetary amount affected: N/A
9)	CPA review opinion (please enter: “Standard (or Adverse or Disclaimer of) Review report”; if a non-standard review report, please further enter the explanation section and the conclusion of the review opinion): Standard Review report
10)	Any other matters that need to be specified: N/A

Item 4

au optronics

2003 1st Quarter Results

2003年第一季法人說明會

April 24, 2003

1

Agenda

■	Welcome and Introduction

■	1Q’03 Financial Results (unaudited)	Max Cheng

■	Remarks	K.Y. Lee

■	Q&A	K.Y. Lee et. al.

Safe Harbor Notice

The statements included in this presentation that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’current expectations.

Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’forward-looking statements can be found in AU Optronics’registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002.

1Q 2003 Results Highlights
– Profitability Analysis

Amount : NT$ Million	1Q'03(a)	4Q'02(a)	%Change

Net Sales	18,263	16,140	13.2%
Gross Profit	1,890	662	185.6%
Operating Profit (Loss)	582	(574)	–
Net Profit (Loss)	179	(778)	–

EBITDA	4,145	2,862	44.8%
EBITDA Margin	22.7%	17.7%

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

1Q 2003 Income Statement – QoQ Comparison

		1Q'03		4Q'02		QoQ
		Consolidated(a)		Consolidated(a)		Change %

Net Sales		18,263	100.0%	16,140	100.0%	13.2%
Cost of Goods Sold		(16,373)	-89.7%	(15,479)	-95.9%	5.8%

Gross Profit		1,890	10.3%	662	4.1%	185.6%
Operating Expenses		(1,308)	-7.2%	(1,236)	-7.7%	5.8%

Operating Income		582	3.2%	(574)	-3.6%	–
Net Non-operating Income (Exp.)		(403)	-2.2%	(203)	-1.3%	98.0%

Income before Tax		179	1.0%	(778)	-4.8%	–
nco I me Tax Credit (Exp.)		0	0.0%	0	0.0%	–

Net Income		179	1.0%	(778)	-4.8%	–

Basic EPS (NT	$)(b)	0.04		(0.29)		–
Unit Shipment (Million)
Large Size Panels	2.3	2.2	5.9%

Small & Medium Panels (A/V)	2.6	3.1	-15.0%

(a)	Unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Total weighted average outstanding shares of 3,640 million and 4,014 million were used in Basic EPS calculation for 4Q’02 and 1Q’03, respectively

  5

1Q 2003 Balance Sheet & Cash Flow
– QoQ Comparison

Amount : NT	$ Million
		1Q'03		4Q'02		QoQ
		Consolidated(a)		Consolidated		Change %

Cash & Cash Equivalents		18,032	14.2%	25,957	20.1%	-30.5%
ST Inv. / Marketable Securities		3,182	2.5%	3,232	2.5%	-1.5%
LT Debt		23,356	18.5%	26,028	20.1%	-10.3%
Equity		77,848	61.5%	77,828	60.3%	0.0%
Total Assets		126,588	100.0%	129,171	100.0%	-2.0%

Debt to Equity (Fully Diluted)		40.0%		43.3%
Net Debt to Equity (Fully Diluted)		17.2%		10.5%

Depreciation & Amortization		3,498		3,436		1.8%
Capital Expenditure		6,747		6,001		12.4%
Inventory		7,839		8,510		-7.9%

(a) Unaudited, prepared by AU Optronics Corp. on a consolidated basis

Quarterly Consolidated Large Size Panel
Shipment & Blended ASP

(a)	All figures are unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Consolidated figures before September 1, 2001 are combined from AU Optronics Corp. (formerly known as Acer Display Technology, Inc.) and Unipac Optoelectronics Corporation

7

Quarterly Sales Breakdown by Application

(a)	All figures are unaudited, prepared by AU Optronics Corp. on a consolidated basis
(b)	Consolidated figures before September 1, 2001 are combined from AU Optronics Corp. (formerly known as Acer Display Technology, Inc.) and Unipac Optoelectronics Corporation

8

2003 Installed Capacity by Fab

	Substrate Size	12/2002	3/2003	12/2003(F)
FAB	(mm)	Capacity	Capacity	Capacity

L2 (G3.5)	610 x 720	45,000	45,000	45,000

L3 (G3.5)	610 x 720	35,000	35,000	5,000 LTPS
				25,000 a-Si

L5 (G3.5)	600 x 720	60,000	60,000	60,000

L6 (G4.0)	680 x 880	60,000	60,000	60,000

L8A (G5.0)	1100 x 1250	n.a.	4,000	50,000

Tentative Fab L8 Input Schedule

■	Fab L8A (G5 1100 x 1250): 50K substrates / month
■	10/2002: Equipment Move-In
■	12/8/2002: First G5 Mother Glass in Taiwan
■	2/27/2003: First G5 26”W LCD TV panel in Taiwan
■	3/2003: First Commercial Production Commenced in Taiwan
■	Projected G5 Input Schedule:
		Unit: K (1000 substrates)
By end of	L8A	L8B	L8
2Q’03	20	--	20
4Q’03	50	--	50
1H’04	50	30	80
2H’04	50	70	120

2003 Financial Forecast (Consolidated)

Amount : NT$ Billion Except Per Share Data	2003 Forecast(a)

	Forecast	Margin

Net Sales	96.27	100.0%
Gross Profit	9.85	10.2%
Operating Profit	3.83	4.0%
Net Profit	2.58	2.7%

EBITDA	22.92	23.8%
Basic EPS (NT$)(b)	0.61
Fully Diluted EPS (NT$)(b)	0.60

Forecasted Unit Shipment (Million)

Large Size Panels	11.7
Small & Medium Panels (A/V)	23.0

(a)	All figures are prepared by AU Optronics Corp. on a consolidated basis, without accountant review
(b)	Assuming total weighted average outstanding shares of 4,263 million and 4,341 million for Basic and Fully Diluted EPS calculation

Appendix:

Unconsolidated Financial Results

1Q 2003 Income Statement
– QoQ Comparison (Unconsolidated)

Amount : NT$ Million Except Per Share Data

	1Q'03		4Q'02		QoQ
	Unconsolidated(a)		Unconsolidated		Change %

Net Sales	17,115	100.0%	15,964	100.0%	7.2%
Cost of Goods Sold	(15,491)	-90.5%	(14,912)	-93.4%	3.9%

Gross Profit	1,624	9.5%	1,052	6.6%	54.4%
Operating Expenses	(1,227)	-7.2%	(1,102)	-6.9%	11.4%

Operating Income	397	2.3%	(50)	-0.3%	–
Net Non-operating Income (Exp.)	(218)	-1.3%	(727)	-4.6%	-70.0%

Income before Tax	179	1.0%	(778)	-4.9%	–
Income Tax Credit (Exp.)	0	0.0%	0	0.0%	–

Net Income	179	1.0%	(778)	-4.9%	–

Basic EPS (NT$)(b)	0.04		(0.29)		–

EBITDA	3,800	22.2%	3,311	20.7%	14.8%

(a)	1Q’03 unconsolidated figures are unaudited, prepared by AU Optronics Corp.
(b)	Total weighted average outstanding shares of 3,640 million and 4,014 million were used in Basic EPS calculation for 4Q’02 and 1Q’03, respectively

14

1Q 2003 Balance Sheet & Cash Flow
– QoQ Comparison (Unconsolidated)

Amount : NT$ Million
	1Q'03		4Q'02		QoQ
	Unconsolidated(a)		Unconsolidated		Change %

Cash & Cash Equivalents	17,701	14.3%	25,659	20.3%	-31.0%
ST Inv. / Marketable Securities	3,182	2.6%	3,182	2.5%	0.0%
LT Debt	22,258	18.0%	25,163	19.9%	-11.5%
Equity	77,905	62.9%	77,828	61.5%	0.1%
Total Assets	123,881	100.0%	126,622	100.0%	-2.2%

Debt to Equity (Fully Diluted)	38.5%		42.2%
Net Debt to Equity (Fully Diluted)	16.1%		9.7%

Depreciation & Amortization	3,403		3,361		1.3%
Capital Expenditure	6,269		5,828		7.6%
Inventory	7,393		8,019		-7.8%

(a) 1Q’03 unconsolidated figures are unaudited, prepared by AU Optronics Corp.

1Q 2003 Income Statement
– YoY Comparison (Unconsolidated)

Amount : NT$ Million Except Per Share Data
	1Q'03		1Q'02		YoY
	Unconsolidated(a)		Unconsolidated		Change %

Net Sales	17,115	100.0%	19,749	100.0%	-13.3%
Cost of Goods Sold	(15,491)	-90.5%	(16,442)	-83.3%	-5.8%

Gross Profit	1,624	9.5%	3,307	16.7%	-50.9%
Operating Expenses	(1,227)	-7.2%	(923)	-4.7%	32.9%

Operating Income	397	2.3%	2,383	12.1%	-83.3%
Net Non-operating Income (Exp.)	(218)	-1.3%	(349)	-1.8%	-37.5%

Income before Tax	179	1.0%	2,034	10.3%	-91.2%
I nco me Tax Credit (Exp.)	0	0.0%	0	0.0%	–

Net Income	179	1.0%	2,034	10.3%	-91.2%

Basic EPS (NT$)(b)	0.04		0.63		-92.9%
(a)	1Q’03 unconsolidated figures are unaudited, prepared by AU Optronics Corp.
(b)	Total weighted average outstanding shares of 3,206 million and 4,014 million were used in Basic EPS calculation for 1Q’02 and 1Q’03, respectively

1Q 2003 Balance Sheet & Cash Flow
– YoY Comparison (Unconsolidated)

Amount : NT$ Million
	1Q'03		1Q'02		YoY
	Unconsolidated(a)		Unconsolidated		Change %

Cash & Cash Equivalents	17,701	14.3%	4,274	4.2%	314.2%
ST Inv. & Marketable Securities	3,182	2.6%	3,982	3.9%	-20.1%
LT Debt	22,258	18.0%	32,839	32.0%	-32.2%
Equity	77,905	62.9%	50,455	49.1%	54.4%
Total Assets	123,881	100.0%	102,733	100.0%	20.6%

Debt to Equity (Fully Diluted)	38.5%		58.9%
Net Debt to Equity (Fully Diluted)	16.1%		51.2%

Depreciation & Amortization	3,403		2,917		16.7%
Capital Expenditure	6,269		2,063		203.9%
Inventory	7,393		8,231		-10.2%

(a) 1Q’03 unconsolidated figures are unaudited, prepared by AU Optronics Corp.

Item 5

AU Optronics Corp.
April 24 2003
English Language Summary

Subject:	The Board Resolution to amend the agenda of 2003 Annual General Shareholders’ Meeting

Regulation:	Published pursuant to Article 2-47 of the Taiwan Stock Exchange's Operating Procedures for the Publication of Material Information by Listed Companies

Date of events: 2003/04/24

Content:

1.	Date of occurrence of the event: 2003/04/24

2.	Cause of occurrence: N/A

3.	Countermeasures: N/A

4.	Any other matters that need to be specified: As per the Board resolution on April 24, 2003, the revisions to the agenda of 2003 Annual General Shareholders’ Meeting are listed as follows.

(1)	Remove the proposal of preferred shares issuance through private placement from the meeting agenda.

Item 6

News Release

AU OPTRONICS ANNOUNCES 1Q03 RESULTS WITH
CONSOLIDATED NET SALES OF NT$18,263 MILLION and
NET INCOME OF NT$179 MILLION

Return to Profitability

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608

Email: yawenhsiao@auo.com

AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), the world’s third largest manufacturer of large-size TFT-LCD panels, today announced its unaudited results of operations for the year ended December 31, 2002. All financial information was prepared in accordance with generally accepted accounting principles in Taiwan (“ROC GAAP”) on an unconsolidated basis. There are many differences between ROC GAAP and U.S. GAAP, some of which are described in the notes to the financial statements contained in the registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002. The unaudited unconsolidated financial information presented herein is not necessarily indicative of our future financial results.

Hsin Chu, Taiwan, April 24th, 2003 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO) today announced its unaudited consolidated results of operations for the quarter ended March 31, 2003. Consolidated net sales totaled NT$18,263 million, a 13.2% growth from 4Q02. AUO also returned to profitability in 1Q03, posting net income of NT$179 million, a significant improvement from net loss of NT$(778) million in 4Q02. Gross profit for the quarter amounted NT$1,890 million, rising 185.6% from NT$662 million in 4Q02. Gross margin for the period was 10.3%, compared with 4.1% in 4Q02. Operating income and Operating margin were NT$582 million and 3.2%, respectively, vs. an operating loss of NT$(574) million and negative operating margin of (3.6)% for 4Q02. Basic EPS for 1Q03 is NT$0.04, vs. a net loss per share of NT$(0.29) in the previous

     “The first quarter results are generally in line with our earlier guidance given during our 4Q02 announcement. Successful internal cost control and product mix improvement were the main drivers for AUO’s 1Q03 results to outperform its peers in Taiwan.” said AUO VP & CFO Max Cheng.

     Unit shipment of 1Q03 large size panels grew about 6% QoQ to 2.33 million. The increased weighting of large size panels was mainly contributed by increased shipment of 17” desktop monitor panels and 15” NB panels. Accordingly to the latest estimates of DisplaySearch, AUO has been ranked No. 2 worldwide in total desktop monitor panel shipment for both 1Q03 and 4Q02, while maintaining its top 2 global position in 17” monitor panels. On overall large size panel shipment, AUO ranked No. 3 globally with a 12.1% of the market.

     Applications for small and medium size panels are primarily consumer electronics related, hence the unit shipment declined approximately 15% QoQ to 2.62 million units, impacted by seasonality factors in a typical first quarter low season for consumer electronic products. Notwithstanding, AUO sustained its leadership position in the small and medium size arena, ranked by DisplaySearch as the No. 2 supplier of Digital Still Camera panels (22.6% global market share), and No. 3 panel supplier for Car Navigation applications.

1Q 2003 Consolidated Financial Results: QoQ Comparison Highlights

  Net sales grew 13.2%QoQ to NT$18,263 million
  Gross profit of NT$1,890 million represents a 185.6% QoQ growth from
  NT$662 million in 4Q02, whilst gross margin increased from 4.1% to 10.3%
  Operating income returned to profitability, posting a positive NT$582 million in 1Q03 vs. operating loss of NT$574 million in 4Q02, whilst operating margin improved from negative (3.6)% to 3.2% this quarter
  Net income NT$179 million vs. net loss of NT$(778) million in the previous quarter
  1Q03 Basic EPS of NT$0.04 vs. loss per common share of NT$(0.29) in 4Q02

ABOUT AU OPTRONICS

     AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

     Currently AUO operates three 3.5-generation, one fourth-generation TFT-LCD fab and a fifth-generation TFT-LCD fab that commenced commercial production in March 2003. AUO also operates three module assembly facilities, and one R&D fab. specializing in low temperature poly silicon TFT and organic LED.

     In addition to manufacturing and assembly facilities in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through four business units including Audio Video Displays Applications, TV Displays Applications, Desktop Display Applications and Mobile Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002. Website: http://www.auo.com

#  #  #

Item 7

News Release

AU Optronics Announces 2003 Financial Forecast

FOR MORE INFORMATION
Yawen Hsiao
Corporate Communications Dept.
AU Optronics Corp.
No.1, Li-Hsin Road 2, Science-Based Industrial Park,
Hsinchu City, 300, Taiwan, R.O.C.
Tel: +886-3-5632939 ext 3211
Fax: +886-3-5637608

Email: yawenhsiao@auo.com

Hsin Chu, Taiwan, April 24th, 2003 –

     AU Optronics Corp. (“AUO” or the “Company”) (TAIEX: 2409; NYSE: AUO), today announced its financial forecast for 2003. Consolidated net sales for the fiscal year ends December 31, 2003 are estimated at NT$96.27 billion, representing a 27% increase from fiscal year 2002, while unconsolidated revenues are forecasted to be NT$89.84 billion. Net income for year 2003 is estimated at NT$2.58 billion. Based on estimated weighted average outstanding shares of 4,263 and 4,341 million, basic EPS and fully diluted EPS are estimated to be NT$0.61 and NT$0.60.

     The Company is publishing this financial forecast for the year 2003 pursuant to the Republic of China Securities and Futures Exchange’s “Guidelines for Publishing of Financial Forecasts of Public Companies”, which stipulates that such an disclosure must be made following the Company’s local equity issuance in 2001.

     Dr. Hui Hsiung, Executive Vice President of AU Optronics, commented that unit shipment for large size panels is targeted at 11.7 million for 2003, a significant increase from the 8.3 million in 2002, while 23.0 million units are set as the target for small & medium size panels, vs. the 9.1 million last year.

     On the applications side, AUO continues to expand and enhance its product portfolio, for the TFT-LCD TV segment that represents substantial growth potential, AUO will introduce its new 30”W and 46”W LCD TV panels this year, following the successful introduction of 20.1”, 17”W, and 26”W LCD TV panels. AUO’s LCD TV panel shipment is expected to increase gradually throughout 2H 2003 with the contribution of the new G5 capacity.

     Mr. HB Chen, President and COO of AU Optronics, reiterated that 2003 represents a very challenging year for TFT-LCD Industry. However, AUO is well prepared to take advantage of all the potential opportunities behind the challenges – supported by one of the most solid financial position in the industry, AUO is fully committed to its expansion plan, while continue to provide our customers favorable solutions via our superior product design, process and production capabilities.

     In response to the future robust demand of LCD TV panels, AUO has applied to the National Science Council for its new capacity expansion plan in the Taichung Science-Based Industrial Park, to set up a new AUO production base. AUO’s next generation TFT-LCD fab in Taichung Science Park, which is currently under planning, is scheduled to commence construction by end of 2003 and expected to begin commercial production in 2005. AUO is likely to be the first major TFT-LCD manufacturer to establish its presence in Taichung Science-Based Industrial Park, and is expected to attract associated sector players to potentially create a new optronic cluster in Taichung Science Park with its industry leadership position, which would help accelerate the economic development in Taichung.

ABOUT AU OPTRONICS

     AU Optronics Corp., headquartered at Hsinchu, Science-Based Industrial Park, Taiwan, is a world-leading manufacturer of TFT-LCD modules. The company offers a broad range of TFT-LCD products and related services to OEM manufacturers and brand companies.

     Currently AUO operates three 3.5-generation, one fourth-generation TFT-LCD fab, and a new state-of-the-art fifth-generation TFT-LCD fab that has recently commenced commercial production. AUO also operates three module assembly facilities, and one R&D fab. specializing in low temperature poly silicon TFT and organic LED.

     In addition to manufacturing and assembly facilities in Taiwan, AUO has global operations in China, Japan, and the United States. The company markets its TFT-LCDs through four business units including Audio Video Displays Applications, TV Displays Applications, Desktop Display Applications and Mobile Displays Applications. The Company had net sales under ROC GAAP of NT$75.5 billion (US$2.15 billion) in 2002. Website: http://www.auo.com

SAFE HARBOR STATEMENT

The statements included in this announcement and in the website that are not historical in nature are “forward-looking statements” within the meaning of Section 27A of the United States Securities Act of 1933 and Section 21E of the United States Securities Exchange Act of 1934. These forward-looking statements, which may include statements regarding AU Optronics’ future results of operations, financial condition or business prospects, are subject to significant risks and uncertainties and are based on AU Optronics’ current expectations. Actual results may differ materially from those expressed or implied in these forward-looking statements for a variety of reasons, including, among other things: the cyclical nature of our industry; our dependence on introducing new products on a timely basis; our dependence on growth in the demand for our products; our ability to compete effectively; our ability to successfully expand our capacity; our dependence on key personnel; general economic and political conditions, including those related to the TFT-LCD industry; possible disruptions in commercial activities caused by natural and human-induced disasters, including terrorist activity and armed conflict; and fluctuations in foreign currency exchange rates.

Additional information as to these and other factors that may cause actual results to differ materially from AU Optronics’ forward-looking statements can be found in AU Optronics’ registration statement on Form F-1 filed with the United States Securities and Exchange Commission on May 15, 2002.

# # #